Mail Stop 6010

      September 15, 2005

Marc Benou
President
Conolog Corporation
5 Columbia Road
Somerville, NJ 08876

      Re:	Conolog Corporation
	Registration Statement on Form SB-2
      Filed September 2, 2005
	File No. 333-128089

Dear Mr. Benou:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Consolidated financial statements

General
1. Please update the audited financial statements in the next amendment. Refer to Item 310(g)(2) of Regulation S-B. Please be aware that updated financial statements should be accompanied by updated Management`s Discussion and Analysis of Financial
Condition
and Results of Operations.

Report of Independent Registered Public Accounting Firm, page F-1
2. We see that you presented an audit report for only the 2004 year end. The audit report(s) presented in the next amendment must cover both annual periods included in the filing. Refer to Item 310(a) to
Regulation S-B. The updated filing should also include an updated consent from your independent accountants.

Inventory, page F-9
3. We see the significance of inventory to your total assets and we see that $1.4 million of that inventory is classified as non-current at July 31, 2004. In a written response, describe the nature and components of the inventory, with separate analysis for inventory classified as current versus non-current. Also provide us an aging of your inventories as of July 31, 2004 and 2005. Identify and quantify inventories classified as non-current for more than one year. Describe the specific plan for realization of the non-current inventories. Tell us how you assessed inventory for impairment at both year ends and provide objective support that the reported amount is recoverable. Please detailed and specific in supporting your conclusions.
4. In light of the significance of the inventory to your assets and the classification of a significant amount as non-current, please expand MD&A to provide expanded detail about the nature, components and aging of your inventories. Provide a robust description of how you assess inventories for recoverability; including how and when you expect to recover the non-current portion. The expanded disclosure should fully describe why management believes the carrying amount of inventory is recoverable.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.











      You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Attorney Adviser

cc (via fax):  	David Manno, Esq.
Milberg Weiss Bershad & Schulman LLP
212.273.4317


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John C. Ferrara
Lynch Corporation
July 28, 2005
Page 1